Exhibit 99.1

July 23, 2020

The Manager- Listing

BSE Limited

(BSE: 507685)

The Manager- Listing

National Stock Exchange of India Limited

(NSE: WIPRO)

The Market Operations

NYSE: New York

(NYSE: WIT)

Dear Sir/Madam,

Sub: Press Release

Pursuant to regulation 30(6) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 and para 202.05 read with para 202.06 of the NYSE Listed Company Manual, please find attached a press release and intimation for your records.

Thanking you,

For WIPRO LIMITED

M Sanaulla Khan

Company Secretary

Encl: as above

Wipro to acquire 4C, a leading Salesforce multi-cloud partner in Europe and the Middle East, with deep Quote-to-Cash expertise

Bangalore, India and Mechelen, Belgium- July 23, 2020: Wipro Limited (NYSE: WIT, BSE: 507685, NSE: WIPRO), a leading global information technology, consulting and business process services company, today announced that it has signed a definitive agreement to acquire 4C, one of the largest Salesforce partners in UK, Europe and the Middle East.

Established in 1997 with its headquarters in Mechelen, Belgium, 4C is an independent Salesforce Platinum Partner and one of the leading customer-centric consultancies in Europe and the Middle East. 4C has deep capabilities across multiple Salesforce clouds including Sales, Marketing, Field Services and specializes in transforming Quote-to-Cash processes with Salesforce’s Configure, Price, Quote (CPQ) and Billing solutions. 4C has successfully delivered over 1500 projects, for more than 500 customers and is one of EMEA’s most certified Salesforce partners with over 1000 Salesforce certifications.

With over 350 employees based out of local offices in London, Paris, Brussels, Copenhagen and Dubai, 4C has a robust Salesforce practice in the UK, France, Benelux, the Nordics and the United Arab Emirates regions. This acquisition significantly strengthens Wipro’s position as a leading provider of Salesforce solutions in these markets. Wipro has a well-established Salesforce business in the Americas, Japan and Australia which was reinforced with the Appirio acquisition in 2016. 4C will be consolidated as part of Wipro’s Salesforce practice, which provides market leading solutions globally around multiple Salesforce clouds and its ecosystem of products.

“We are excited to have the team at 4C join us. They bring in a rich blend of deep Salesforce expertise across multiple clouds coupled with a team of multi-faceted, multilingual experts with strong regional knowledge. This combination along with Wipro’s reach across the region and industry, will help us become a dominant player in Europe and a leader in Salesforce’s Quote to Cash domain,” said Harish Dwarkanhalli, President, Cloud Enterprise Platforms (CEP), Wipro Limited.

“Wipro shares the same values as we do. Their global presence, robust digital transformation consulting and delivery capabilities and significant investment in the European market, provides an excellent platform for the growth of our employees. We will now leverage this opportunity to take the next leap in building companies for the future for our customers, not just locally but across EMEA,” said Johan Van Genechten, Chief Executive Officer, 4C

Angelique de Vries-Schipperijn, EVP and GM of Northern Europe, Salesforce, said, “Our partners are at the center of our growth. 4C’s strong regional focus and strength in multi-cloud implementations and Quote-to-Cash (CPQ/CLM), coupled with Wipro’s strong consulting strength provide an unassailable advantage to Salesforce customers in EMEA.” She further added, “Wipro had previously acquired Appirio and now with 4C, it has even further enhanced its depth and experience in Salesforce capabilities and resources.”

The acquisition is subject to customary closing conditions and is expected to be closed in the quarter ending September 30, 2020.

About 4C

4C helps companies unlock commercial value and achieve business transformation by consistently putting the company’s customer first. 4C is EMEA’s largest independent Salesforce Platinum Partner. It offers unrivalled expertise in best-of-breed advisory and implementation services centred around Salesforce and its ecosystem. 4C provides thought leadership via a centre of excellence in the domains of Quote-to-Cash (CPQ & Billing), Customer360 (including MuleSoft, Einstein & Tableau), e-Commerce, Field Service and the DocuSign Agreement Cloud. 4C is passionate about client success and takes the time to understand its clients’ challenges, forging long-term relationships with them. 4C leverages local relevant industry knowledge and capabilities to deliver EMEA and local projects across a wide range of industries: manufacturing, financial services, hi-tech and non-profit, for midsized companies all the way up to enterprise businesses. Established in 1997, 4C is headquartered in Belgium with offices spanning the UK, France, Nordics, the Netherlands and the Middle East.

About Wipro Limited

Wipro Limited (NYSE: WIT, BSE: 507685, NSE: WIPRO) is a leading global information technology, consulting and business process services company. We harness the power of cognitive computing, hyper-automation, robotics, cloud, analytics and emerging technologies to help our clients adapt to the digital world and make them successful. A company recognized globally for its comprehensive portfolio of services, strong commitment to sustainability and good corporate citizenship, we have over 180,000 dedicated employees serving clients across six continents. Together, we discover ideas and connect the dots to build a better and a bold new future.

Wipro Media Contact:

Purnima Burman

Wipro Limited

purnima.burman@wipro.com

Forward-looking and Cautionary Statements

Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks, and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in our earnings, revenue and profits, our ability to generate and manage growth, intense competition in IT services, our ability to maintain our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we make strategic investments, withdrawal of fiscal governmental incentives, political instability, war, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property, and general economic conditions affecting our business and industry. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by us or on our behalf.

Disclosure under regulation 30 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015

Sr. No.	Particulars	Description

1	Target Name	4C NV and its subsidiaries (“4C”)

2	Related party transaction	No

3	Industry of Target entity	Consulting and implementation on the Salesforce platform

4	Acquisition objectives	4C is one of the largest Salesforce partners in UK, Europe and the Middle East. This acquisition significantly strengthens Wipro’s position as a leading provider of Salesforce solutions in these markets. Wipro has a well established Salesforce business in the Americas, Japan and Australia which was reinforced with the Appirio acquisition in 2016.

5	Government & regulatory Approval required	None

6	Time period for completion	The transaction is expected to be completed during the quarter ending September 30, 2020, subject to customary closing conditions.

7	Nature of consideration	Cash

8	Purchase consideration	€68Mn (EUR Sixty-Eight million)

9	Shares acquired	100%

10	Target Information	Founded in 1997 and headquartered in Mechelen, Belgium, 4C is an independent Salesforce Platinum Partner and one of the leading customer- centric consultancies in Europe and Middle East with offices in Belgium, Denmark, France, Netherlands, UK, Norway and UAE. It has deep capabilities in transforming Quote-to-Cash processes with Salesforce’s Configure, Price, Quote (CPQ) Software and Billing solutions and has successfully delivered over 1500 projects, for more than 500 customers, and holds over 1000 Salesforce certifications. 4C is privately held and has over 350 employees. Last 3 years’ revenues* (year ending 31 Jan): 2020: €31.8Mn; 2019: €24.1 Mn; 2018: €17.9 Mn.

*	4C changed its financial year during 2018 and the aforesaid revenue numbers have been normalized to reflect 12 months’ numbers on a comparable basis.